UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Rights Issue - Update dated 4 September 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 4,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 4,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT. INVESTORS SHOULD NOT ACQUIRE ANY SECURITIES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION CONTAINED IN THE PROSPECTUS.

4 September 2013

Barclays PLC

Rights Issue - Update

Barclays announced on 30 July 2013, as part of its Leverage Plan, an underwritten Rights Issue to raise approximately £5.8 billion (net of expenses). Further to such announcement, Barclays today announces the expected record time for Ordinary Shareholders for the Rights Issue.

It is anticipated that the record time for Ordinary Shareholders' entitlement to participate in the Rights Issue shall be the close of business (London time) on 13 September 2013 (the "Record Time"). As a result (and as outlined in the announcement of 30 July 2013) Ordinary Shares issued to participants in the new Scrip Dividend Programme who have elected to receive all or any part of their entitlement to the second interim dividend in Ordinary Shares will be issued prior to the Record Time and will therefore be eligible to participate in the Rights Issue.

Barclays also anticipates that the Prospectus will be published after the Record Time in September in accordance with applicable rules. A letter from the Chairman of the Company will be posted to Qualifying Shareholders shortly thereafter along with, in the case of Qualifying Shareholders who hold their Ordinary Shares in certificated form, their Provisional Allotment Letter ("PAL"). The Prospectus will not be posted to Qualifying Shareholders but will instead be published on the Company's website Barclays.com, at which time it will be available to Qualifying Shareholders (other than those in the United States and holders of American Depositary Shares of Barclays ("ADSs")).

In addition, Barclays also announces the record time for holders of ADSs, as was communicated to the New York Stock Exchange yesterday in accordance with its rules. The record time for ADS holders' entitlement to participate in the Rights Issue with respect to ADSs has been set at 5.00 p.m. (New York time) on 13 September 2013.

The times and dates referred to above are indicative only and may change. If they do change, Barclays will notify the FCA, the London Stock Exchange, the New York Stock Exchange and, where applicable, make a public announcement.

The full terms and conditions of the Rights Issue will be set out in the Prospectus (which, in the case of certificated shares, should be read in conjunction with the PAL). In the United States and in respect of holders of ADSs, the Rights Issue will be made pursuant to the US Prospectus, which Barclays expects to file with the SEC on or around the date of the Prospectus.

Contacts - For further information, please contact:

Barclays PLC

Analysts and Investors
Charlie Rozes
+44 (0) 20 7116 5752

Media
Giles Croot
+44 (0) 20 7116 6132

The defined terms set out in the announcement by Barclays dated 30 July 2013 relating to the Leverage Plan, including the Rights Issue, shall have the same meaning when used in this announcement.

Notice to US investors and ADS holders

In the United States, the Rights Issue will be made pursuant to the US Prospectus that Barclays expects to file with the SEC on or around the date of the publication of the Prospectus. The US Prospectus will describe, among other things, how US holders and ADS holders will be able to participate in the Rights Issue. Barclays has filed a registration statement on Form F-3 (including a base prospectus) (Registration No. 333-173886) with the SEC relating to its Ordinary Shares (the "US Registration Statement") and for the offering to which this announcement relates. Before you invest, you should read the base prospectus in that registration statement, as it may be amended from time to time, the US Prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by accessing Barclays' website at Barclays.com. Alternatively, copies of the base prospectus and, when available, the US Prospectus may be obtained by contacting Barclays, c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, (212) 269-5550 (call collect) or (800) 269-6427 (toll free in the US).

Notice to all investors

Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Merrill Lynch International, J.P. Morgan Securities plc, RBC Europe Limited (trading as RBC Capital Markets), Morgan Stanley Securities Limited, which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom,  Credit Suisse AG, London Branch which is authorised and regulated by FINMA in Switzerland, authorised by the Prudential Regulation Authority in the United Kingdom and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom (details about the extent of Credit Suisse AG, London Branch's regulation by the Prudential Regulation Authority) are available from Credit Suisse, AG London Branch on request) and Deutsche Bank AG which is authorised under German Banking Law (Competent authority: BaFin - Federal Financial Supervising Authority) and authorised and subject to limited regulation by the Financial Conduct Authority in the United Kingdom, BNP Paribas which is authorised under French Banking Law (competent authority: Autorité de Contrôle Prudentiel), Banco Santander S.A. which is authorised under Spanish Banking Law (Competent authority: Bank of Spain and Comisión Nacional del Mercado de Valores), Mediobanca - Banca di Credito Finanziario S.p.A. which is authorised under Italian Banking Law (Competent authority: Banca D'Italia and Commissione Nazionale per le Società e la Borsa), ING Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) ABN AMRO Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) and SMBC Nikko Capital Markets Limited which is regulated by the Financial Conduct Authority in the United Kingdom, are acting exclusively for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein.

This announcement is not a prospectus, prospectus equivalent document or an extract from, a summary or abridged version of a prospectus or prospectus equivalent document but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable).

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the PAL and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.